Filed by Quad/Graphics, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: World Color Press Inc. Commission File No.: 333-165259

May 27, 2010

For immediate release

QUAD/GRAPHICS FORM S-4 RELATED TO WORLD COLOR PRESS ACQUISITION DECLARED EFFECTIVE BY SEC

WORLD COLOR PRESS SHAREHOLDER MEETING SCHEDULED FOR JUNE 25, 2010

        Sussex, Wisconsin and Montreal, Canada—Quad/Graphics, Inc. and World Color Press Inc. (TSX: WC, WC.U) today announced that the U.S. Securities and Exchange Commission has declared effective the Form S-4 Registration Statement concerning the proposed acquisition of World Color Press Inc. by Quad/Graphics, Inc. World Color Press Inc. will hold a special meeting of shareholders on June 25, 2010 to approve matters relating to the proposed transaction between the two companies.

        World Color Press Inc. shareholders of record as of 5:00 p.m. (Eastern Time) on May 17, 2010 will be mailed the proxy circular/prospectus in connection with the proposed transaction and will be entitled to vote at World Color Press Inc.'s special meeting. The transaction remains subject to customary closing conditions, including the receipt of a final order of the Quebec Superior Court pursuant to the Canada Business Corporations Act. The hearing in respect of the final order is scheduled to take place on June 28, 2010. If all necessary approvals are obtained and the conditions to the completion of the transaction are satisfied or waived, it is expected that the transaction will be completed in early July 2010.

        The Form S-4 is available under Quad/Graphics' CIK number (0001481792) on the SEC's EDGAR System.

About Quad/Graphics

        Quad/Graphics (www.QG.com) is a leading printer of catalogs, magazines and other commercial products. Headquartered in Sussex, Wisconsin (26 miles west of Milwaukee) and with 11 plants in the United States and several overseas, the company provides services ranging from front-end design and photography through digital imaging, printing, finishing, mailing/distribution and data-driven marketing solutions such as data optimization and analytics.

About Worldcolor

        Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor's products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its employees are focused on helping customers meet their needs from facilities located in the U.S., Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its Web site at www.worldcolor.com.

Additional Information and Where to Find It

        This press release relates to a proposed business combination transaction between Quad/Graphics, Inc. ("Quad/Graphics") and World Color Press Inc. ("Worldcolor"). On March 5, 2010, Quad/Graphics filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. A final amendment to the registration statement on Form S-4, including a final proxy circular/prospectus was filed on May 26, 2010, and the registration statement on Form S-4 became effective on May 27, 2010. This press release is not a substitute for the proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the Canadian Securities Administrators or the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES ADMINISTRATORS OR THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge on SEDAR (www.sedar.com), at the SEC's website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Cautionary Note Regarding Forward-Looking Statements

        To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements can generally be identified by the use of words such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov. Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

For more information, please contact

Quad/Graphics Media Contact:
Claire Ho
Manager, Corporate Communications
414-566-2955
Claire.Ho@qg.com

or

Worldcolor
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070